EDGE CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Investment banking	$ 23,776,882
Total revenue	23,776,882
OPERATING EXPENSES	
Compensation and benefits	22,658,289
IT, data and communications	55,038
Professional services	53,360
Occupancy and equipment	24,475
Licenses and registrations	13,457
Other expenses	20,967
Total operating expenses	22,825,586
NET INCOME	$ 951,296

See accompanying notes.